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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HFBE Capital, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

815 Walker, Suite 1140
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Howard 713-225-9580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1000	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Sec

FEB 25 2009

Washington, DC 111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 3/11

OATH OR AFFIRMATION

I, Alex Howard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFBE Capital, LP, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Principal

Title

Notary Public



NOTARY PUBLIC
STATE OF TEXAS
KYMBERLY KERIN
NOTARY PUBLIC, STATE OF TEXAS
MY COMMISSION EXPIRES
APRIL 9, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HFBE CAPITAL, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

CONTENTS



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Partners
HFBE Capital, L.P.
Houston, Texas

We have audited the accompanying balance sheets of HFBE Capital, L.P. as of December 31, 2008 and 2007 and the related statements of operations, changes in partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HFBE Capital, L.P. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 18, 2009

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

HFBE CAPITAL, L.P.
BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

ASSETS	**2008**	**2007**
Cash and cash equivalents	$ 22,177	$ 44,675
Accounts receivable	41,250	41,250
Prepaid expenses - affiliate	750	-
TOTAL ASSETS	$ 64,177	$ 85,925
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable - affiliate	$ -	$ 10,713
Partners' capital	64,177	75,212
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 64,177	$ 85,925

The accompanying notes are an integral part of the financial statements.

HFBE CAPITAL, L.P.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Commissions and other revenues	$ 111,912	$ 76,250
Management fee and administrative expense	122,947	277,540
Net loss	$ (11,035)	$ (201,290)

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Limited Partners			General Partner	
	Howard	Frazier	Barker	HFBE Capital GP LLC	Total
Balance, December 31, 2006	$ 92,164	$ 92,162	$ 92,162	$ 13	$ 276,502
Net loss	(66,277)	(66,277)	(66,277)	(2,009)	(201,290)
Balance, December 31, 2007	25,887	25,885	25,885	(1,996)	75,212
Net loss	(3,634)	(3,634)	(3,634)	(134)	(11,035)
Balance, December 31, 2008	$ 22,253	$ 22,251	$ 22,251	$ (2,130)	$ 64,177

The accompanying notes are an integral part of the financial statements.

HFBE CAPITAL, L.P.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers and others	$ 100,449	$ 35,000
Cash paid for management fees and expenses	(122,947)	(2,745)
Net cash (used) provided by operating activities	(22,498)	32,255
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(22,498)	32,255
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	44,675	12,420
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 22,177	$ 44,675
RECONCILIATION OF NET LOSS TO NET CASH (USED) PROVIDED BY OPERATING ACTIVITIES		
Net loss	$ (11,035)	$ (201,290)
Decrease in accounts receivable	-	(41,250)
(Increase) Decrease in prepaid expenses - affiliate	(750)	264,082
(Decrease) Increase in accounts payable - affiliate	(10,713)	10,713
Net cash (used) provided by operating activities	$ (22,498)	$ 32,255

The accompanying notes are an integral part of the financial statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business – HFBE Capital, L.P. (a Texas limited partnership) ("the Partnership") is located in Houston, Texas and is a private investment banking firm. Accordingly, the Partnership has claimed an exemption from Rule 15c3-3 under section (K)(2)(i). The Partnership is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the Financial Industry Regulatory Authority (FINRA).

Statement Presentation – The unclassified statement of financial condition is presented in accordance with industry standards.

Revenue Recognition – Commissions are recognized when transactions settle and receivables are recorded at that time.

Income Taxes – The Partnership's income, losses, and tax credits will be included in the income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes. The Partnership accrues Texas Margin Taxes (TMT) if owed. No TMT was owed at December 31, 2008 and 2007.

Cash and Cash Equivalents – The Partnership considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B PARTNERSHIP AGREEMENT

The Partnership was formed October 1, 1998. The general partner of the Partnership is HFBE Capital GP LLC, and the limited partners are Donald Barker, William Frazier and Alex Howard.

The general partner has an ownership interest of .0034% and the limited partners each have a 33.3322% interest.

All Partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests.

NOTE C MANAGEMENT AGREEMENT

The Partnership entered into a management agreement with Howard Frazier Barker Elliott, Inc. (HFBE), a company related through common ownership, whereby HFBE will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Partnership.

HFBE receives an incremental allocation services fee of $17,443 per month and a proportional allocation service fee equal to 85% of the monthly adjusted net operating income of the Partnership. The service fees may be waived by HFBE. In 2008 HFBE waived $185,139 in service fees. Service fees and expense allocations for 2008 and 2007 were approximately $103,000 and $258,000, respectively.

NOTE D NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2008 and 2007, the Partnership had net capital of $22,177 and $33,962 respectively, and a net capital requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was -0- and .315 to 1 at December 31, 2008 and 2007, respectively. The Securities and Exchange Commission permits a ratio for the Partnership at this time of no greater than 15 to 1.

NOTE E CONCENTRATIONS AND CREDIT RISK

The Partnership's bank balances, which were $22,177 and $44,675 at December 31, 2008 and 2007, respectively, are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Partnership's practice to utilize high net worth financial institutions to minimize its credit risk.

100% of commission revenue in 2008 and 2007 was derived from a single customer.

Generally, no collateral or other security is required to support trade receivables. At December 31, 2008 and 2007, management determined that no allowance for doubtful accounts was required.

HFBE CAPITAL, L.P.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL	
Total partners' capital qualified for net capital	$ 64,177
Total capital and allowable subordinated liabilities	64,177
Deductions and/or charges	
Nonallowable assets:	
Accounts receivable	(41,250)
Prepaid expenses	(750)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	22,177
Haircuts on securities	-
Net capital	$ 22,177
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 17,177
Ratio: Aggregate indebtedness to net capital	-0-

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2008, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

HFBE CAPITAL, L.P.
SCHEDULE II
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL	
Total partners' capital qualified for net capital	$ 75,212
Total capital and allowable subordinated liabilities	75,212
Deductions and/or charges	
Nonallowable assets:	
Accounts receivable	(41,250)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	33,962
Haircuts on securities	-
Net capital	$ 33,962
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 714
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 28,962
Ratio: Aggregate indebtedness to net capital	.315 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2007, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

Exemption Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

See independent auditor's report.